

July 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the ALPS Hillman Active Value ETF, shares of beneficial interest, of ALPS ETF Trust under the Exchange Act of 1934.

Sincerely,

Bev Sawyr